Exhibit 12.1

AIRCASTLE LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Fixed Charges:
Interest expense	$112,166	$216,577	$172,206	$182,802	$211,046	$50,237
Capitalized interest	7,267	5,737	1,457	4,127	6,506	1,085
Portion of rent expense representative of interest	296	436	412	367	381	74

Total fixed charges	$119,729	$222,750	$174,075	$187,296	$217,933	$51,396

Earnings:
Income from continuing operations before income taxes	$122,061	$122,832	$111,152	$72,412	$132,102	$35,531
Fixed charges from above	119,729	222,750	174,075	187,296	217,933	51,396
Less capitalized interest from above	(7,267)	(5,737)	(1,457)	(4,127)	(6,506)	(1,085)
Amortization of capitalized interest	—	283	384	397	597	200

Earnings (as defined)	$234,523	$340,128	$284,154	$255,978	$344,126	$86,042

Ratio of earnings to fixed charges	1.96x	1.63x	1.63x	1.37x	1.58x	1.67x